02045264

pE
7/3/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
JUL - 5 2002
WASH, D.C. 154 SECTION

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 3, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

I:\CORPORAT\Sec-Com\SEC6K.doc

TALISMAN

ENERGY

NEWS RELEASE

TALISMAN ANNOUNCES FIRST OIL FROM HALLEY FIELD IN THE NORTH SEA

CALGARY, Alberta – July 3, 2002 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., and its co-venturer Amerada Hess (NYSE:AHC) announced that first production was achieved from the Halley field on Tuesday, July 2, 2002.

Halley is located in UKCS Block 30/12b in the Central North Sea. The development well is producing at an initial rate of 15,000 bbls/d , and it is planned to increase this to a plateau rate of 20,000 bbls/d over the next few days.

The Halley field, with estimated reserves of approximately 11 mmboe and an expected field life of five years, has been developed with an extended reach well drilled from the Fulmar platform, which is operated by Shell and located some five kilometres to the southwest of the field. Oil and gas is being processed on Fulmar using existing and new facilities, with oil being exported via the Phillips operated Norpipe system to Teesside and gas being exported to St. Fergus via the Shell operated SEGAL pipeline. A water injection well to provide pressure support to the Halley reservoir is planned to commence drilling from the Fulmar platform in August and be on stream by December 2002.

The co-venture partners in the Halley field are Talisman Energy (UK) Limited (Operator) with 60% and Amerada Hess Limited with 40%. Talisman also holds a 12.71% interest in the Fulmar field.

"The Halley field was discovered twenty years ago and Talisman has overcome significant challenges in a relatively short timescale to successfully commercialise this previously stranded asset. Production has been achieved within two years of Talisman becoming operator. Drilling an extended reach well from a third party operated platform has required remarkable co-operation between ourselves and Shell and provides a model for future development of similar satellite discoveries," said Dr. Jim Buckee, President and Chief Executive Officer.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Forward Looking Statements: This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including expected production rates and field life. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); and fluctuations in oil and gas prices and foreign currency exchange rates. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: July 3, 2002

By A. D. Wagner

Ardith D. Wagner
Assistant Corporate Secretary

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